February 23, 2006

Mail Stop 4561

Mr. Tobin V. Levy
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Fund Partners II, LLC
701 Mount Lucas Road
Princeton, New Jersey  08450

Re:      Goldman Sachs Hedge Fund Partners II, LLC
            Form 10-12G/A
      Filed on July 26, 2005
            File Number 000-51289

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 1 to Form 10 filed January 30, 2006

Potential Conflicts of Interest, page 31
1. On page 138 you state that the Managing Member can, using its own discretion, revise the valuation of any asset if it believes that the valuation provided by the administrator or the fund advisor is inaccurate. Please revise this section to discuss any conflicts that this retained power, and any other discretionary authority of the Managing Member or other Goldman affiliates, particularly where the discretionary authority could directly impact the amount paid upon redemption or the fees paid to the managing member.




Liquidity and Capital Resources, page 115
2. Revise this section to discuss the strategy limits discussed in Exhibit B to the new note agreement. Also, consider whether these limits should be discussed in the Business section as to any effect they might have upon how the Managing Member`s investment strategy for the fund.

Critical Accounting Estimates, page 119

3. We note your disclosure on page 138 that the if the Managing Member determines that any valuation of assets that are invested in an Investment Fund or Advisor, pursuant to investment management agreements, or in Portfolio Companies may be inaccurate or incomplete, the Managing Member may determine the fair value of the asset. Please tell us and revise to disclose the following:

* the reasons for this change to the companies` and the investment funds` LLC agreement;
* the potential impact of this change, including impact on your current valuation practices and potentially your investment valuations reported in your financial statements; and
* provide a hypothetical example of a situation under which this may occur.

4. Please tell us and revise to disclose whether there have been circumstances during the periods presented when the Managing Member has determined that the valuation provided by the Advisor or independent investment manager was not complete or was inaccurate.

5. In future filings, please quantify the extent to which the Managing Member has modified the value of an interest in an underlying investment fund from the value reported by the Advisor or independent investment manager. Describe the circumstances and basis for using a modified value and how you ensure that the modified value is the appropriate valuation.


       As appropriate, please amend your filing and respond to
these
comments and tell us when you will provide us with a response.
You
may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and
added sections as underlining.   Please furnish a cover letter
with
your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

            You may contact Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Timothy Geishecker at (202) 551-
3422
or me at (202) 551-3419 with any other questions.

      Sincerely,


      Christian Windsor
      Special Counsel
cc:  	Kenneth I. Rosh, Esq.
	Paul Tropp, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP
      One New York Plaza
      New York, NY 10004